Amendment No. 10 to Administration, Bookkeeping and Pricing Services Agreement

This Amendment No. 10 dated August 23, 2018 (this “Amendment”) is to the Administration, Bookkeeping and Pricing Services Agreement dated May 1, 2012, as amended, (the “Agreement”), between ALPS Fund Services, Inc., a Colorado corporation (“ALPS”) and Segall Bryant & Hamill Trust, a Massachusetts business trust (the “Trust”).

WHEREAS, ALPS and the Trust wish to amend the Agreement in certain respects as more fully set forth below.

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Effective December 1, 2018, Paragraph 2 (Compensation) and referenced Appendix II thereto in the Report Modernization Addendum (Amendment No. 8 to the Agreement, dated May 17, 2018) is deleted in its entirety.

2.	Effective December 1, 2018, Appendix C to the Agreement is replaced in its entirety with the new Appendix C attached hereto and incorporated by reference herein.

3.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

SEGALL BRYANT & HAMILL TRUST		ALPS FUND SERVICES, INC.

By:	/s/ Jasper R. Frontz	By:	/s/ Jeremy O. May
Name:	Jasper R. Frontz	Name:	Jeremy O. May
Title:	Treasurer and Chief Compliance Officer	Title:	President

Appendix C

Compensation

Fees for Services Set Forth in the Agreement and Additional Services Set Forth in the Report Modernization Addendum1:

Annual Net Assets	Basis Points
$0 - $3.0 billion	4.0
Over $3.0 billion up to $5.0 billion	2.5
Over $5.0 billion	1.5

[1]	Subject to a complex minimum fee of $80,000 per fund (i.e. 14 funds x $80,000 = $1,120,000). Each fund added/removed will increase/decrease this complex minimum by $80,000 annually. $5,000 will be added to the base annual per fund minimum per each additional share class (exclusive of the first two classes in each fund). Minimum fees are subject to an annual cost of living adjustment.

Out-of-Pocket Expenses: All out-of-pocket expenses are passed through to the Trust at cost, including but not limited to, third party security pricing and data fees, Bloomberg fees, ICE fees, Gainskeeper fees, PFIC Analyzer, bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 18 control review reports, travel expenses to Board meetings and on-site reviews, printing, filing and mailing fees, FINRA advertising/filing fees (including additional ALPS fees for expedited reviews), registered representative state licensing fees, fulfillment costs, confirmations and investor statements, postage, statement paper, IRA custodial fees, NSCC interface fees, wire fees and other bank charges, E*Delivery services, customized programming/enhancements and other out-of-pocket expenses incurred by ALPS in connection with the performance of its duties under the Agreement with the Funds.

Late Charges: All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.